UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   ) *

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
015384100
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384100	Page 2 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 015384100	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 015384100	Page 4 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 015384100	Page 5 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 015384100	Page 6 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 015384100	Page 7 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Strategic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,086,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 015384100	Page 8 of 21 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alexza Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2091 Stierlin Court, Mountain View, California 94043.

Item 2.	Identity and Background.

(a)       The names of the persons filing under this Statement are Symphony Capital Partners, L.P. (“Symphony Capital”), Symphony Capital GP, L.P, (“Symphony GP”) Symphony GP, LLC (“Symphony GP LLC”), Mark Kessel, Harri V. Taranto and Symphony Strategic Partners, LLC (“Symphony Strategic Partners”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)       The business address of each of the Reporting Persons is 875 Third Avenue, 18th Floor, New York, NY 10022. Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of Symphony Capital, Symphony GP, Symphony GP LLC and Symphony Strategic Partners and contains the following information with respect to each such person: (i) name, (ii) citizenship and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c)
Name of Reporting Person	Principal Business/Occupation
Symphony Capital	Involved in purchasing, holding and selling securities and other investments.
Symphony GP	General Partner of Symphony Capital
Symphony GP LLC	General Partner of Symphony GP
Mark Kessel	Managing Member of Symphony GP LLC and Symphony Strategic Partners
Harri V. Taranto	Managing Member of Symphony GP LLC and Symphony Strategic Partners
Symphony Strategic Partners	Involved in purchasing, holding and selling securities and other investments.

CUSIP No. 015384100	Page 9 of 21 Pages

SCHEDULE 13D

(d)       During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Name of Reporting Person	Citizenship
Symphony Capital	Delaware limited partnership.
Symphony GP	Delaware limited partnership.
Symphony GP LLC	Delaware limited liability company.
Mark Kessel	United States citizen.
Harri V. Taranto	United States citizen.
Symphony Strategic Partners	Delaware limited liability company

Item 3.	Source and Amount of Funds or Other Consideration.

On June 15, 2009, Symphony Allegro Holdings LLC (“Holdings”) and Symphony Allegro, Inc. (“Symphony Allegro”) entered into a series of related agreements with the Issuer pursuant to which such parties agreed to amend the terms of the Purchase Option Agreement dated as of December 1, 2006 (the “Purchase Option Agreement”) pursuant to an Amended and Restated Purchase Option Agreement (the “APOA”). Concurrently with the execution of the APOA, the Issuer notified Holdings and Symphony Allegro of its exercise of the Purchase Option (the “Purchase Option”) to purchase all of the outstanding Symphony Allegro equity securities owned by Holdings.

Pursuant to the Issuer’s exercise of its Purchase Option, the closing under the APOA occurred on August 26, 2009. At closing, the Issuer acquired all of the outstanding shares of Common Stock of Symphony Allegro from Holdings. In consideration for the Issuer’s exercise of its Purchase Option, Holdings had the right to receive an aggregate of 10,000,000 shares of Common Stock and Warrants (“Warrants”) to purchase up to an aggregate of 5,000,000 shares of the Issuer’s Common Stock at an exercise price of $2.26 per share, which right it assigned to its investors. As such, 6,724,000 shares of Common Stock and Warrants to purchase up to 3,362,000 shares of the Issuer’s Common Stock were issued to Symphony Capital and Symphony Strategic Partners and 3,276,000 shares of Common Stock and Warrants to purchase up to

CUSIP No. 015384100	Page 10 of 21 Pages

SCHEDULE 13D

1,638,000 shares of the Issuer’s Common Stock were issued to certain other investors in Holdings that are not affiliates of the Reporting Persons. The Warrants contain a cashless exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender such Warrant and receive a net amount of shares based on the fair market value of the Issuer’s Common Stock at the time of exercise of such Warrant after deduction of the aggregate exercise price. Each Warrant contains provisions for the appropriate and proportionate adjustment to the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reorganizations and reclassifications. In the event of a merger or acquisition in which the surviving or resulting parent entity is an entity other than the Issuer, each Warrant also provides for the issuance of a replacement warrant that is exercisable for shares of the surviving entity or the surrender of such Warrant in consideration of a specified cash payment for each share of the Issuer’s common stock subject to such Warrant, depending on the consideration paid by the surviving entity in such transaction. Each Warrant will expire on August 26, 2014, if not earlier exercised. As further consideration for the exercise of the Purchase Option, the Issuer agreed to make a contingent cash payment equal to specified percentages of certain upfront, milestone, royalty, profit sharing or similar payments received by the Issuer in respect of any agreement or arrangement with any third party with respect to the development and/or commercialization of the Programs (as defined in Item 4 below).

This description of the APOA is qualified in its entirety by reference to the APOA, included as Exhibit 2 to the Statement and incorporated herein by reference.

Item 4.	Purpose of Transaction

On December 1, 2006, the Issuer entered into a series of related agreements with Symphony Capital, Holdings and Symphony Allegro providing for the financing of additional clinical and non-clinical development of product candidates AZ-002 Staccato alprazolam, and AZ-004/AZ-104, Staccato loxapine (together, the “Programs”). Symphony Allegro invested $50 million to fund the Programs, and the Issuer exclusively licensed to Symphony Allegro certain intellectual property rights related to the Programs, while maintaining manufacturing rights. In connection with such transaction, the Issuer and Holdings entered into a Purchase Option Agreement that provided for the exclusive right, but not the obligation, of the Issuer to repurchase both Programs at specified times in the future, at certain specified prices.

As described in Item 3, the Issuer, Holdings and Symphony Allegro amended the terms of the Purchase Option Agreement and entered into the APOA pursuant to which Holdings, in consideration for the Issuer’s exercise of its Purchase Option, had the right to receive from the Issuer (i) an aggregate 10,000,000 shares of Common Stock, of which 6,724,000 shares of Common Stock were issued to Symphony Capital and Symphony Strategic Partners and 3,276,000 shares of Common Stock were issued to certain other investors in Holdings that are not affiliates of the Reporting Persons, (ii) Warrants to purchase up to an aggregate 5,000,000 shares of Common Stock at an exercise price of $2.26 per share, of which Warrants to purchase up to 3,362,000 shares of the Issuer’s Common Stock were issued to Symphony Capital and Symphony Strategic Partners and Warrants to purchase up to 1,638,000 shares of the Issuer’s

CUSIP No. 015384100	Page 11 of 21 Pages

SCHEDULE 13D

Common Stock were issued to certain other investors in Holdings that are not affiliates of the Reporting Persons. In addition, Holdings (or its affiliates) has the right to appoint one member to the Issuer’s Board of Directors (subject to certain ownership thresholds).

The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Pursuant to the restrictions set forth in the Corporate Governance Agreement (as defined in Item 6 below), each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. The Reporting Persons may also, pursuant to the restrictions set forth in the Corporate Governance Agreement (as defined in Item 6 below) engage in discussions with management, members of the Board, shareholders and other relevant parties concerning the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer. In the future, the Reporting Persons intend to exercise their right to appoint a representative to the Issuer’s Board of Directors.

As described in Item 6 below, the Issuer has also agreed to provide certain registration under the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) with respect to the Common Stock and the shares issuable upon exercise of the Warrant.

                Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each the Reporting Persons may be deemed to own the following shares of Common Stock:

(i)	Symphony Capital

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

(ii)	Symphony GP

CUSIP No. 015384100	Page 12 of 21 Pages

SCHEDULE 13D

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

(iii)	Symphony GP LLC

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

(iv)	Mark Kessel

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

(v)	Harri V. Taranto

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

(vi)	Symphony Strategic Partners

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 21.6%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 33,251,440 shares outstanding as of July 27, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2009, plus the 10,000,000 shares that were issued pursuant to the terms of the APOA and the 3,362,000 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants.

(b)       By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each the Reporting Persons may be deemed to hold the following voting and investment power:

(i)	Symphony Capital Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

CUSIP No. 015384100	Page 13 of 21 Pages

SCHEDULE 13D

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(ii)	Symphony GP

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(iii)	Symphony GP LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(iv)	Mark Kessel

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(v)	Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(vi)	Symphony Strategic Partners

CUSIP No. 015384100	Page 14 of 21 Pages

SCHEDULE 13D

Sole power to vote or direct the vote: 10,086,000 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 10,086,000 shares

Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 33,251,440 shares outstanding as of July 27, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2009, plus the 10,000,000 shares that were issued pursuant to the terms of the APOA and the 3,362,000 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants.

(c)       During the last 60 days, the Reporting Persons have received 6,724,000 shares of Common Stock of the Issuer and Warrants to purchase up to 3,362,000 shares of Common Stock of the Issuer at an exercise price of $2.26 per share. Except for such dispositions, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure under Item 3 and Item 4 hereof is incorporated herein by reference.

Corporate Governance Letter Agreement

On August 26, 2009, in connection with the closing of the transaction, the Issuer, Holdings, Symphony Capital and Symphony Strategic Partners (collectively, “Symphony”) entered into an agreement (the “Corporate Governance Agreement”) pursuant to which the Issuer agreed to nominate and use its commercially reasonable efforts to cause to be elected and cause to remain as a director on the Issuer’s Board of Directors, one individual designated by Symphony, for so long as Symphony and its affiliates beneficially own more than 10% of the total outstanding shares of the Issuer’s Common Stock. Pursuant to the Corporate Governance Agreement, Symphony also agreed, for so long as Symphony and its affiliates beneficially own more than 10% of the total outstanding shares of the Issuer’s Common Stock, to certain limitations on its ability acquire additional securities or assets of the Issuer or any subsidiary, to participate in a

CUSIP No. 015384100	Page 15 of 21 Pages

SCHEDULE 13D

“group” (as defined in the U.S. Securities Exchange Act of 1934, as amended) with respect to the beneficial ownership of any securities of the Issuer, vote its shares or take certain actions intended to influence the management, Board of Directors, or policies of the Issuer. These limitations do not limit any individual serving as a director of the Issuer to take any actions (or to refrain from taking any actions) in his or her capacity as a director of the Issuer.

In the event Symphony and its affiliates beneficially own more than 33% of the Issuer’s outstanding Common Stock, any shares of Common Stock entitled to vote for the election of directors beneficially owned by Symphony and its affiliates in excess of 33% of the shares of Common Stock then outstanding, with respect to the election or removal of directors only, shall be voted either, solely at Symphony’s election (a) as recommended by the Board or (b) in an election, in the same proportion with the votes of shares of Common Stock voted in such election (subject to certain limitations). Symphony retains the right to vote (or to withhold its vote) all of its shares on all other matters.

This description of the Corporate Governance Agreement is qualified in its entirety by reference to the Corporate Governance Agreement, included as Exhibit 3 to the Statement and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Issuer and Holdings entered into an Amended and Restated Registration Rights Agreement on June 15, 2009 (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to provide certain registration rights under the U.S. Securities Act, with respect to the Common Stock and the shares issuable upon exercise of the Warrant issued to Holdings under the APOA and thereby issued to Symphony Capital and to Symphony Strategic Partners.

This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, included as Exhibit 4 to the Statement and incorporated herein by reference.

Warrant Purchase Agreement

The Issuer and Holdings entered into a Warrant Purchase Agreement on June 15, 2009 (the “Warrant Purchase Agreement”) pursuant to which the Issuer authorized the issuance to Holdings of Warrants representing the right to purchase 5,000,000 shares of the Issuer’s Common Stock with an exercise price of $2.26 per share. As described in Items 3 and 4, Holdings assigned its right to such Warrants to Symphony Capital and Symphony Strategic Partners and certain other investors in Holdings that are not affiliates of the Reporting Persons. The Warrant Purchase Agreement also includes provisions for an appropriate and proportionate adjustment to the number of shares issuable upon the exercise of the Warrant in the event of certain stock dividends, stock splits, recapitalizations, reorganizations and reclassifications.

CUSIP No. 015384100	Page 16 of 21 Pages

SCHEDULE 13D

This description of the Warrant Purchase Agreement is qualified in its entirety by reference to the Warrant Purchase Agreement, included as Exhibit 5 to the Statement and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated as of September 8, 2009.
2	Amended and Restated Purchase Option Agreement among Symphony Allegro Holdings LLC, Symphony Allegro, Inc. and Alexza Pharmaceuticals, Inc. dated as of June 15, 2009. *
3	Corporate Governance Letter Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of August 26, 2009.
4	Amended and Restated Registration Rights Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*
5	Warrant Purchase Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009. *
6	Form of Warrant dated as of August 26, 2009.

_______________________________

*	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 26, 2009 and incorporated herein by reference.

CUSIP No. 015384100	Page 17 of 21 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2009

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

MARK KESSEL
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP	Page 18 of 21 Pages

SCHEDULE 13D

HARRI V. TARANTO
By:	/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

SYMPHONY STRATEGIC PARTNERS, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 015384100	Page 19 of 21 Pages

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement dated as of September 8, 2009.
2	Amended and Restated Purchase Option Agreement among Symphony Allegro Holdings LLC, Symphony Allegro, Inc. and Alexza Pharmaceuticals, Inc. dated as of June 15, 2009. *
3	Corporate Governance Letter Agreement between Alexza Pharmaceuticals, Inc.and Symphony Allegro Holdings LLC dated as of August 26, 2009.
4	Amended and Restated Registration Rights Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*
5	Warrant Purchase Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009. *
6	Form of Warrant dated as of August 26, 2009.

CUSIP No. 015384100	Page 20 of 21 Pages

SCHEDULE 13D

SCHEDULE A

SYMPHONY CAPITAL PARTNERS, L.P.

Mark Kessel
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

SYMPHONY CAPITAL GP, L.P.

Mark Kessel
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

SYMPHONY GP, LLC

Mark Kessel
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

CUSIP No. 015384100	Page 21 of 21 Pages

SCHEDULE 13D

SYMPHONY STRATEGIC PARTNERS, LLC

Mark Kessel
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto
Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022